UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-112428

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEWS AMERICA CONSOLIDATED

SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

News America Consolidated Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2010 and 2009 and for the Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

Plan Administrator

News America Consolidated Savings Plan

We have audited the accompanying statements of net assets available for benefits of News America Consolidated Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 24, 2011

News America Consolidated Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments, at fair value
Mutual funds:
U.S. Equity	$164,484,395	$141,365,396
International Equity	21,894,324	18,505,567
Fixed income	38,424,482	33,011,341
Lifecycle	96,174,079	75,913,867
Brokerage link	6,387,696	5,300,185
Money market and treasury funds	59,066,275	62,865,301
News Corporation common stock	8,812,264	8,748,093

Total investments at fair value	395,243,515	345,709,750

Notes receivable from participants	6,806,974	6,265,679
Employee contribution receivable	351,350	344,157
Employer contribution receivable	5,046,286	5,492,626

Net assets available for benefits	$407,448,125	$357,812,212

See accompanying notes.

News America Consolidated Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions
Dividends and interest income	$7,833,124
Contributions:
Participants, including rollovers	22,903,314
Employer	14,905,560

Total contributions	37,808,874

Total additions	45,641,998

Deductions
Benefits paid to participants	31,548,315
Administrative fees	36,611

Total deductions	31,584,926

Net realized and unrealized appreciation in fair value of investments	35,578,841

Net increase	49,635,913

Net assets available for benefits:
Beginning of year	357,812,212

End of year	$407,448,125

See accompanying notes.

News America Consolidated Savings Plan

Notes to Financial Statements

December 31, 2010

1. Description of Plan

The following description of the News America Consolidated Savings Plan (the “Plan”) provides general information about the Plan’s provisions. News America Incorporated (the “Company”) is the plan sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is a defined contribution plan. Effective February 1, 2004, the Plan was created to cover only salaried employees, and was named News America Savings Plan. As of December 31, 2010, the Plan covered substantially all employees of the Company and its affiliates. The Company is a wholly owned subsidiary of News Corporation.

The Plan meets the requirements of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), which permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is subject to the regulations of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code.

Assets Held in Trust

The Plan’s investments are held in trust with Fidelity Management Trust Company (“Fidelity”) and UBS Financial Services (“UBS”). UBS serves as the Plan’s trustee for certain self-directed brokerage account investments which were transferred from the Plan that were invested by participants prior to December 31, 2001. All other investments are held by Fidelity. Among other duties, Fidelity and UBS (collectively referred to as the “Trustees”) are responsible for the custody, record-keeping and investing of Plan assets and for the payment of benefits to eligible participants. All contributions are invested by the Trustees as designated by the Plan participants.

401k Eligibility for all but New York Post Union Employees

All employees, with the exception of New York Post Union employees, age 21 or older paid on a salary basis are eligible for Plan participation immediately upon full-time regular employment provided they are scheduled to complete at least 1,000 hours of service during a 12-month period. Participants with a hire date on or after February 1, 2007 will be automatically enrolled in the Plan at a contribution rate of 3% of their pretax eligible earnings following 30 days after the participants’ benefits eligibility date, provided they are 21 years of age. Participants can elect within the applicable time frame not to enroll in the Plan.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

New York Post Union Eligibility

With the exception of the Mailers Union, all New York Post employees who are members of the unions and have completed six months of service, along with the completion of 500 or more hours with the Company, are eligible to participate in the Plan. The Mailers Union requires the completion of one year of service, along with the completion of 50 or more shifts with the Company to be eligible to participate in the Plan.

HarperCollins Retirement Account (“RAP”) Eligibility

All employees of HarperCollins Publishers are eligible to receive a RAP contribution, provided they were hired prior to January 1, 2008, have attained the age of 21 and are scheduled to complete at least 1,000 hours of service within a 12-month period.

401k Contributions and Vesting for all but New York Post Union Employees

Each year, Plan participants are entitled to contribute, subject to certain Internal Revenue Service (“IRS”) regulations, pretax contributions from 1% to a maximum of 20% of their compensation, as defined, and after-tax contributions up to 10% of their compensation, as defined, not to exceed a combined deferral percentage of 27%. The Plan also permits catch-up contributions up to the IRS maximum ($5,500 in 2010).

Effective as of January 1, 2008, the Plan adopted a Safe Harbor compliant structure. The employer match on eligible employee deferrals is 100% of the first 1% plus 50% of the next 5% of eligible compensation contributed. Also effective January 1, 2008, the Company will make a 2% nonelective contribution of eligible compensation for those hired on or after January 1, 2008.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participants’ voluntary contributions and actual earnings thereon become vested immediately. Participants employed prior to January 1, 2008 will vest at 20% for the first year to grandfather their service under the prior vesting schedule and then vest 100% on the second year to comply with statutory vesting requirements. The employer match vesting schedule was changed to two-year cliff vesting. If a participant was hired or rehired (by the Company or an affiliate) on or after January 1, 2008, he or she will vest in the Company matching contributions according to the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2 or more	100%

Eligibility to receive the 2% non-elective contribution extends to participants that (a) were hired or rehired on or after January 1, 2008, (b) transferred to the Company (or a participating employer) from an affiliate of the Company (including from outside the U.S.) that does not maintain or contribute to an employer-sponsored defined benefit plan, or (c) transferred to the Company (or a participating employer) from an affiliate of the Company (including from outside the U.S.) that maintains or contributes to an employer-sponsored defined benefit plan, in which the participant was not an active participant immediately prior to his or her transfer. Each participant shall have a fully 100% vested interest in his or her employer non-elective contribution account upon the attainment of three years of service.

The 2% non-elective contribution follows three-year cliff vesting, according to the following vesting schedule:

Years of Service	Vested Percentage
Less than 3	0%
3 or more	100%

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions and Vesting for New York Post Union

The Company contributes a profit sharing contribution to each eligible employee’s account based on each specific participating union’s bargaining agreement. Some of the unions are based on an amount per shift up to a maximum per week and per year. Other unions use a percentage of eligible pay up to an annual maximum. These contributions are independent to the employee’s deferral election and are immediately vested along with the earnings thereon.

Contributions and Vesting for HarperCollins Retirement Account

In addition to the participants’ 401k contributions, HarperCollins Publishers makes contributions to the Plan on behalf of eligible participating HarperCollins Publishers employees according to a specified table of percentages that is based on age and years of service. Participants are fully vested in the RAP pre-2008 contributions after completing their fifth year of service as defined in the Plan document. The RAP post-2008 contributions are vested after their third year of service as defined in the Plan document.

Participant Accounts

A separate account is maintained by the Trustees for each participant to record his or her pretax and after-tax contributions, the employer’s matching contribution and Plan earnings.

Forfeitures

Forfeitures (normally unvested interests of terminated participants’ matching contribution accounts) are allocated to reduce future matching contributions. Total forfeitures for the year ended December 31, 2010 were $593,401. Forfeitures of $466,168 were used to offset 2010 employer contributions. The total unallocated forfeitures amount in the Plan at December 31, 2010 and 2009 is $1,309,773 and $1,130,127, respectively.

Notes Receivable from Participants

Participants may borrow from the Plan a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participant’s vested account balance, except for transferred assets from the HarperCollins Retirement Account Plan. The loans are payable over a period not to exceed five years or, if the proceeds are used to purchase the participant’s principal

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

residence, the fixed rate loans are payable over a period not to exceed 20 years, and bear interest at prime plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan.

At December 31, 2010, interest rates ranged from 4.25% to 9.50%. Participants are required to repay outstanding loan balances when they leave the Company or the loan balances will be treated as taxable distributions to the participants. Participants may prepay their loans at any time without penalty.

Payment of Benefits

Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, death or permanent disability, as stipulated in the Plan document. Such benefits shall be made in a lump-sum payment, a qualified rollover to an IRA or another employer’s tax qualified retirement plan or an installment payment for retirees, subject to certain restrictions as defined in the Plan.

Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses

Certain expenses incurred by the Plan are paid by the Company.

Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options outlined in the Summary Plan Description. Additionally, participants may redirect their investment balances among these various investment options.

Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (ASC 820) to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest, and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 4 for further discussion of fair value measurements.

Assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Level 3:	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend dates.

3. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	December 31
	2010	2009
Fidelity Growth Company	$44,112,899	$36,639,266
PIMCO Total Return Institutional	38,424,482	33,011,341
Fidelity Equity Income	—	24,383,607
Fidelity Freedom 2010	33,174,320	30,648,497
Spartan 500 Index Adv	48,761,976	45,547,673
Fidelity Institutional Money Market	57,634,339	61,475,619
MFS Value R4	25,441,672	—

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2010, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) as follows:

Year Ended December 31, 2010
UBS Self Directed Accounts	$3,793
BrokerageLink	938,459
AF Europac Growth R5	1,685,549
AF New Perspect R5	877,636
Allianz Small Cap Value Fund I	2,054,957
Fidelity Equity Income	(362,902)
Fidelity Freedom 2000	78,769
Fidelity Freedom 2010	2,547,879
Fidelity Freedom 2015	278,110
Fidelity Freedom 2020	1,515,385
Fidelity Freedom 2025	573,799
Fidelity Freedom 2030	938,161
Fidelity Freedom 2035	460,967
Fidelity Freedom 2040	915,381
Fidelity Freedom 2045	405,258
Fidelity Freedom 2050	427,161
Fidelity Freedom Income	85,132
Fidelity Growth Company	7,489,490
Fidelity Value Fund	(7,075)
Hartford Cap App Y	1,188,683
MSIF Small Cap Growth I	1,012,861
MSIF Midcap Growth I	4,339,197
MFS Value R4	2,699,025
News Corporation Stock Class A (nonvoting)	340,607
News Corporation Stock Class B (voting)	126,482
Perkins Mid Cp Val I	154,403
PIMCO Total Return Institutional	(53,795)
DWS International Fund S	(661,798)
Spartan 500 Index Adv	5,680,610
Spartan Intl Ind Advan	15,553
Templeton Growth Adv	(168,896)

$35,578,841

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

The Plan classifies its investments as of December 31, 2010 and 2009 based upon a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (see Note 2). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). Mutual funds and common stock investments are stated at quoted market prices. Money market and treasury funds are valued at cost plus interest earned, which approximates fair value. As of December 31, 2010 and 2009, all investments have been classified as Level 1.

5. Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preferences.

The Plan’s investment in News Corporation Common Stock amounted to $8,812,264 and $8,748,093 as of December 31, 2010 and 2009, respectively. Such investments represented approximately 2.3% and 2.5% of the Plan’s total investments as of December 31, 2010 and 2009, respectively. For risks and uncertainties regarding News Corporation, participants should refer to the News Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on November 3, 2010, which should be read in connection with the News Corporation’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 filed with the SEC on August 6, 2010.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as the financial condition of News Corporation, interest rate, market volatility and credit risks. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

6. Transactions with Parties-in-Interest

The Plan’s investments in mutual funds managed by the Trustees and its investments in the plan sponsor’s ordinary and preferred stock funds, as well as its investments in the common stock of various subsidiaries of the plan sponsor, and loans are considered to be party-in-interest transactions. These investments amounted to $269,510,151 and $265,406,851 as of December 31, 2010 and 2009, respectively. Fees paid by the plan sponsor for the years ended December 31, 2010 and 2009 were not significant.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010 2009
Net assets available for benefits per the financial statements	$407,448,125	$357,812,212
Amounts allocated to withdrawn participants	—	(1,288)

Net assets available for benefits per the Form 5500	$407,448,125	$357,810,924

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31, 2010
Benefits paid to participants per the financial statements	$31,548,315
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2009	(1,288)

Benefits paid to participants per the Form 5500	$31,547,027

Amounts allocated to withdrawn participants for benefit claims that have been processed and approved for payment prior to year-end but not yet paid are recorded on the Form 5500 but not on the Plan’s financial statements prepared under U.S. generally accepted accounting principles.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

8. Tax Status

The Plan has received a determination letter from the IRS dated March 3, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan sponsor will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions and the Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Supplemental Schedule

News America Consolidated Savings Plan

EIN #13-3249610            Plan #006

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2010

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Fidelity Held Assets
* BrokerageLink	Various Self-Directed Investments	$6,387,726
AF Europac Growth R5	355,789.600 Shares	14,697,668
AF New Perspect R5	236,292.105 Shares	6,755,591
Allianz Small Cap Value Fund I	401,973.902 Shares	12,006,961
* Fidelity Freedom 2000	140,374.874 Shares	1,676,076
* Fidelity Freedom 2010	2,441,083.166 Shares	33,174,320
* Fidelity Freedom 2015	325,716.076 Shares	3,693,620
* Fidelity Freedom 2020	1,309,865.744 Shares	18,063,049
* Fidelity Freedom 2025	569,974.898 Shares	6,566,111
* Fidelity Freedom 2030	682,538.188 Shares	9,398,551
* Fidelity Freedom 2035	419,134.433 Shares	4,807,472
* Fidelity Freedom 2040	1,118,815.720 Shares	8,961,714
* Fidelity Freedom 2045	423,312.213 Shares	4,017,233
* Fidelity Freedom 2050	431,369.385 Shares	4,046,245
* Fidelity Freedom Income	156,887.244 Shares	1,769,688
* Fidelity Growth Company	530,521.933 Shares	44,112,899
* Fidelity Institutional Money Market	57,634,338.730 Shares	57,634,339
Hartford Cap App Y	265,552.827 Shares	9,979,475
MFS Value R4	1,115,373.626 Shares	25,441,672
MSIF Small Cap Growth I	340,271.357 Shares	4,821,645
MSIF Midcap Growth I	481,219.424 Shares	17,973,545
* News Corporation Stock Class A (nonvoting)	336,417.000 Shares	4,898,231
* News Corporation Stock Class B (voting)	234,752.000 Shares	3,854,628
Perkins Mid Cp Val I	61,396.123 Shares	1,385,711
PIMCO Total Return Institutional	3,541,426.940 Shares	38,424,482
* Spartan 500 Index Adv	1,096,267.451 Shares	48,761,976
* Spartan Intl Ind Advan	12,540.936 Shares	441,065
Interest bearing cash		378,829

Total Fidelity Held Assets Total at End of Year		394,130,522

UBS Held Assets
* News Corporation Stock Class A (non-voting)		59,405
RMA Money Market Portfolio		51,170
UBS Select Treasury		1,002,418

Total UBS Held Total at End of Year		1,112,993

Total Investments per Financial Statements		$395,243,515

* Participant loans	Interest Rates 4.25% to 9.50%	$6,806,974

Total Assets Held at End of Year		$402,050,489

* Party-in-Interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWS AMERICA CONSOLIDATED SAVINGS PLAN

By:	/s/ Theodore Exarhakos
Theodore Exarhakos
Senior Vice President, Benefits,
News America Incorporated

Date: June 24, 2011

EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP